

Interim 2023 Results

FOR THE SIX MONTHS ENDED 30 JUNE 2023

Nevada, USA



AngloGoldAshanti

CORPORATE RESTRUCTURING

DISCLAIMER

NO OFFER OR SOLICITATION

This document is not intended to and does not constitute an offer or invitation to buy, exchange or sell nor a solicitation of an offer to buy, exchange or sell any securities or the solicitation of any vote or approval in any jurisdiction in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. An offer of securities in the US pursuant to a business combination transaction will only be made, as may be required, through a prospectus which is part of an effective registration statement filed with the US Securities and Exchange Commission (the "SEC").

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, a registration statement on Form F-4 under the Securities Act of 1933 has been filed with the SEC. Investors and shareholders are urged to read the registration statement, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding the proposed transaction and documents incorporated by reference at the SEC's website at http://www.sec.gov. In addition, the effective registration statement is available for free to shareholders.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this document other than statements of historical fact, including, without limitation, those concerning the growth prospects and outlook of AGA's operations, individually or in the aggregate, including the expected effects of the proposed transaction, are forward-looking statements regarding AGA's operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AGA's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AGA believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, risks and uncertainties related to the timing of the proposed transaction, the possibility that AGA's shareholders will not approve the proposed transaction, that the proposed transaction will not receive other necessary approvals or that the proposed transaction is otherwise not completed (whether following the occurrence of a material adverse effect or otherwise), the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period, operational disruption due to the proposed transaction, the incurrence of unexpected transactional costs or total costs being higher than current estimates, and other business and operational risks and other factors. These factors are not necessarily all of the important factors that could cause AGA's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AGA undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AGA or any person acting on its behalf are qualified by the cautionary statements herein.

AngloGoldAshanti

CORPORATE RESTRUCTURING: RATIONALE



Geita, Tanzania

Enhanced access to the world's deepest pools of capital

Improved competitive position in line with the Group's global peers

Corporate domicile in a leading, low risk jurisdiction

Minimal disruption for existing stakeholders

AngloGoldAshanti

CORPORATE RESTRUCTURING OVERVIEW

Current Simplified Corporate Structure



AGA shareholders
AngloGold Ashanti Limited (“AGA”)
Remaining SA SubCo’s & Associates
AngloGold Ashanti plc ("New Listco")
AngloGold Ashanti Holdings plc (“AGAH”)
Non-SA SubCo’s and Associates

Post Corporate Restructuring Structure





AGA shareholders
AngloGold Ashanti plc (“New Listco”)
AngloGold Ashanti (Pty) Limited
Remaining SA SubCo’s & Associates
AngloGold Ashanti Holdings plc (“AGAH”)
Non-SA SubCo’s and Associates

ANGLOGOLDASHANTI

THE WORLD'S LARGEST AND DEEPEST POOL OF CAPITAL REMAINS THE US







Market cap US$tn[1]

61.7
1.1
1.6
3.1
NYSE / Nasdaq
JSE
EURONEXT
London Stock Exchange

No. listed Companies[2]

ca.2k on NYSE
ca.3.5k on Nasdaq

International 25%
ca.5.5k
(ca.3k > $500m market cap)
Domestic 75%

Over 530 international companies on the NYSE spanning **45 countries**

Liquidity US$bn[1]

3M Total Market ADTV: $102.2bn / 0.66% of FF

102.2
1.2
2.3
4.6
NYSE / Nasdaq
JSE
EURONEXT
London Stock Exchange

International activity[3]

Over 43 International listings since 2018

13%
87%

International vs Domestic IPOs

Investor base[4]

RoW 5%
UK 7%
Europe (ex UK) 6%
North America 82%

Illustrative ECM demand

Europe (incl. UK) 10%
RoW 30%
North America 60%

Top investors[4]

US

Fidelity, Wellington Management, T. Rowe Price, Soros Fund Management, AB

Global

Norges Bank Investment Management, Capital Group, BlackRock

Source: Bloomberg, LSE, Euronext, July 2023; FTSE All Share Index; New York Stock Exchange and NASDAQ Composite Index; Euronext Amsterdam AAX All Share used as market proxies
1 Exchange market cap estimated as the total market cap for FTSE All Share Index; New York Stock Exchange and NASDAQ Composite Index; Euronext Amsterdam AAX All Share, JSE All Share; 2 Geographic split as per the NYSE; 3 International classification based on Bloomberg country of risk, and specifically excluding Russia, China and Hong Kong. Only using companies with a pre-deal market cap $1bn-$10bn; 4 J.P. Morgan Market Intelligence Group

ANGLOGOLDASHANTI

THE US BOASTS THE HIGHEST CONCENTRATION OF GOLD AND MINING-FOCUSED CAPITAL

GLOBAL INVESTORS ARE LARGELY UNDERWEIGHT SA GOLD PEERS VS. NA PEERS

TOP 15 GLOBAL INVESTORS IN NORTH AMERICAN PEERS[1]	REGION	STYLE	(UNDERWEIGHT) / OVERWEIGHT VS. SA GOLD PEERS[2]
Global Investor 1	US	Index	(1.7%)
Global Investor 2	US	Index	(0.4%)
Global Investor 3	US	Index	(0.8%)
Global Investor 4	UK	Index	(0.3%)
Global Investor 5	US	Index	(1.3%)
Global Investor 6	US	Value	(2.0%)
Global Investor 7	US	Growth	(1.4%)
Global Investor 8	Europe	Value	(1.4%)
Global Investor 9	US	Growth	(1.3%)
Global Investor 10	US	Value	(1.3%)
Global Investor 11	US	Growth	(1.2%)
Global Investor 12	Europe	Value	(1.2%)
Global Investor 13	US	Growth	(0.5%)
Global Investor 14	US	Index	(0.5%)
Global Investor 15	US	Index	(0.6%)
TOTAL UNDERWEIGHTING OF TOP 15 (GLOBAL INVESTORS)			**(15.2%)**
TOTAL UNDERWEIGHTING OF TOP 15 (NON-INDEX GLOBAL INVESTORS)			**(11.0%)**

- Based on an outside-in deep-dive into the fund management philosophies of the single largest underlying funds held by the Top 30 active (non-index) global investors that hold the NA peer group
- The vast majority of these funds (ca.83%) are truly "active" in investment approach, and do not track and / or seek to match a benchmark market index[4]

THE US HAS THE LARGEST SHARE OF CONCENTRATED CAPITAL IN THE SECTOR

GOLD GLOBAL CONCENTRATION OF FOCUSED CAPITAL (BY AUM)[3]



RoW 4%
Europe (ex UK) 7%
UK 23%
US 66%

METALS AND MINING GLOBAL CONCENTRATION OF FOCUSED CAPITAL (BY AUM)[3]



RoW 4%
Europe (ex UK) 8%
UK 29%
US 59%

Source: J.P. Morgan Market Intelligence Group; Note: 1 North American ("NA") peers include Agnico Eagle, Alamos Gold, Barrick Gold, Coeur Mining, Kinross and Newmont; 2 South African ("SA") peers include Gold Fields, Harmony Gold and Sibanye-Stillwater 3 Regional concentration proxy based on the fund-level holders of all constituents of the MSCI Select Gold Miners Index and the top 50 constituents by market cap of the MSCI Metals & Mining Index; 4 J.P. Morgan Market Intelligence Group based on an assessment of the single largest funds of the Top 30 (non-index) global investors holding the NA peers, conclusions supported by an outside-in assessment of the respective latest fund fact sheets and fund prospectuses / reports

AngloGoldAshanti

